Fortrend Securities, Inc.

Statement of Financial Condition

June 30, 2023

Assets		
Cash and cash equivalents	$	228,732
Commissions receivable		58,406
Cash deposit with clearing broker		100,308
Other receivables		40,224
Due from related parties, net of $112,892 allowance		827,191
Prepaid expense		75,047
Deferred tax asset		4,223
Total Assets	**$**	**1,334,131**

Liabilities and Stockholder's Equity		
Due to related party	$	3,200
Total Liabilities		**3,200**
Stockholder's Equity		
Common stock (no par value; 6,000 shares authorized; 3,000 shares issued and outstanding)		281,787
Retained earnings		1,049,144
Total Stockholder's Equity		**1,330,931**
Total Liabilities and Stockholder's Equity	**$**	**1,334,131**